 SATYAM INFOWAY LIMITED RELEASES CONSOLIDATED US GAAP OPERATING RESULTS FOR THE
                         FISCAL QUARTER ENDED SEPT. 30,
                                      2000

CONTINUES ROBUST GROWTH AND CONSOLIDATION OF MARKET LEADERSHIP

CHENNAI, India--(BUSINESS WIRE)--Oct. 10, 2000-- Satyam Infoway Limited (Nasdaq National Market:SIFY - news), India's premier Internet and eCommerce company, released today its unaudited consolidated US GAAP results for the fiscal quarter ended Sept. 30, 2000. These consolidated financial statements include the results of SIFY and its subsidiaries, including IndiaWorld Communications Ltd.

COMPANY PERFORMANCE

During the quarter ended Sept. 30, 2000 SIFY recorded significant growth in all three of its businesses, consisting of Internet access, portal content and corporate services.

The financial highlights are as follows:

       - Revenue grew to Rs 435.16 million ($9.4 million) for the second quarter. This is over three times the revenue of the corresponding quarter of the previous year and 35% higher than the June quarter.

       - Loss before interest expense, income taxes, depreciation and amortization for the Sept. 30 quarter was Rs 232.8 million ($5.1 million)

       - During the quarter ended Sept. 30, 2000 SIFY recorded the following charges to the Profit and Loss Account:

       -      Depreciation expense of Rs 94.0 million ($2 million)

       - Amortization of goodwill of Rs 328.63 million ($7.1 million), largely consisting of the goodwill recorded in the IndiaWorld transaction, which is being amortized over five years.

       - Deferred compensation expense of Rs 28.41 million ($0.6 million) related to the amortization of stock-based compensation.

       - Net loss for the quarter was Rs 614.9 million ($13.3 million) after considering the above charges

           OPERATING RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2000
                                  (IN MILLIONS)


                               Three months ended                      Six months ended             Year ended
                                  September 30,                          September 30,              March 31,
                         1999         2000          2000        1999         2000         2000         2000
                          Rs           Rs            US$         Rs           Rs           US$          Rs
                        ------       ------         ----       ------       ------        -----       ------
Revenues:               127.42       435.16         9.45       208.23       756.84        16.43       671.02


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
                               Three months ended                      Six months ended             Year ended
                                  September 30,                          September 30,              March 31,
                         1999         2000          2000        1999         2000         2000         2000
                          Rs           Rs            US$         Rs           Rs           US$          Rs
                        ------       ------         ----       ------       ------        -----       ------
Other income              0.50        68.17         1.48         0.50       125.72         2.73         8.56

Total income            127.92       503.33        10.93       208.73       882.56        19.16       679.58

Cost of Revenues         68.21       273.49         5.94       107.11       470.29        10.21       293.73

Selling, general
and administrative
expenses                 98.28       450.34         9.78       161.12       754.95        16.39       582.64

Equity in losses
of affiliates               --        12.30         0.27           --        17.72         0.38           --

EBITDA                  (38.57)      (232.80)      (5.06)      (59.50)      (360.40)      (7.82)      (196.79)

Depreciation             26.79        94.05         2.04        48.09       159.38         3.46       125.89

Amortisation of
goodwill                    --       328.63         7.13           --       415.62         9.02       115.99

Amortisation of
deferred stock
compensation
expense                   0.28        28.41         0.62         0.48        47.28         1.03        20.63

Taxes                       --           --           --           --        (0.33)       (0.01)       (1.48)

Minority interest           --           --           --           --        (0.38)       (0.01)       (1.80)

Interest
(expense)/income,
 net                    (11.27)       69.00         1.50       (20.59)      188.73         4.09        74.12

Net Loss                (76.91)      (614.89)     (13.35)      (128.66)     (793.24)     (17.22)      (381.90)


BUSINESS PERFORMANCE:

Access: The company's Internet access business had robust subscriber growth with more than 320,000 subscribers in September 30, 2000 as compared to more than 87,000 subscribers in September 30, 1999, for a growth of 268% net. This also represents a 60% growth over the more than 200,000 subscribers in June 30, 2000. Recent initiatives to stimulate the market, such as the launch of the unlimited Internet access product (branded as 'UnLtd'), have had very good results in terms of growth in subscribers. This has necessarily resulted in lower revenues per user, offset to some extent by lower cost of bandwidth.

ONLINE PORTAL:

       - Re-launch of the consumer portal as www.sify.com and its emergence as one of India's leading portal networks with 105 million page views during the month of September



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              2000, as against 12 million page views in September 1999, and 80 million page views in June 2000. The page views for the June and September 2000 quarters include properties acquired with IndiaWorld Communications

       - The successful re-launch and increase in page views was achieved with a greatly enhanced portal with a well researched user interface for better navigation, new channels and services, enhancements to existing channels and a contemporary new design.

       - SIFY to acquire US based leading India-interest online shopping mall www.Indiaplaza.com in an all-stock deal involving 480,000 ADSs.

       - Acquisition of www.kheladi.com for $1.3 million, 5% to be paid in cash and 95% through the issuance of equity shares.

       - Re-launch of www.Khel.com as the complete sports site for Indians covering cue sports, tennis, golf, chess, hockey and football besides cricket.

       - Tie up with Landmark, one of India's leading bookstores, to offer over 200,000 books under 2,500 categories for the online bookstore at www.sify.com.

CORPORATE SERVICES:

       - The corporate services business continued strong growth with growing revenue streams. E-business products and services include sectors such as banking, securities brokerage, manufacturing, retail, media and telecom. Today the Company's corporate services business is moving up the value chain with assignments in e-Strategy and consulting.

       - Launch of state-of-the-art Hosting Center in Mumbai, the first of its kind in India spread over 20,000 square feet with international standards of design and specifications.

       - Launch of NetBuilder, a powerful tool for creating transaction oriented market place or portal for eMarkets.

       - Launch of www.AutoWebex.com, a portal for the Automotive Industry that aims to serve as a 'Business Efficiency Enabler' providing global reach.

       - Signing of MOU with US Business Network (owner and operator of www.meetchina.com) for setting up a virtual market place that will concentrate on cross border trade between Indian companies and those of developed economies.

       - Acquisition of majority stake in eChem.com Limited, a B2B portal focused on facilitating transactions for the Chemicals Industry.

       - Acquisition of www.Formsindia.com, India's leading portal with a comprehensive database of forms for free downloading and printing by the general public and corporates.

NEW BUSINESS INITIATIVES:

       - Formation of 100% subsidiary for Education services -- Satyam Education Services Limited to provide online learning in India.

       - Formation of 100% subsidiary for B2B services -- Satyam Webexchange Ltd., to establish a platform for vertical B2B portals by Industry segment.

       - Formation of 100% subsidiary for IT enabled and related services -- Satyam Serwiz.com Ltd. for processing and delivery of IT enabled and related services to global customers.



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       -      Formation of 100% subsidiary for security related services --
              Safescrypt Ltd. for providing security products from Verisign, the world leader in digital authentication and certification, to enable corporates, websites and individuals to conduct secure e-commerce on the Net.

       - SESL's acquisition of majority stake in Eduempire.com (P) Ltd. which is in the business of integrating educational communities like colleges and institutes, parents, teachers and students on a single platform and providing the benefits of the Internet to them.

This Press Release contains forward-looking statements within the meaning of section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in the press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business or its ability to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements -- Satyam Infoway undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks related to Business" in Satyam Infoway's Report on Form 6-K for the Quarter ended June 30, 2000 which has been filed with the Securities and Exchange Commission and the other Reports it files with the SEC from time to time. These filings are available at www.sec.gov.

Contact:
     Satyam Infoway Ltd. (in India)
     R. Ramaraj, + 91-44-4353221 (CEO and Managing Director)
     George Zacharias, + 91-44-4353221 (President & COO)
     T.R. Santhanakrishnan, + 91-44-4353221 (CFO) www.sifycorp.com
         or
     The Anne McBride Company (in US)
     Can Onen, 212/983-1702
     conen@annemcbride.com